HEALTHLYNKED CORP.

1726 Medical Blvd Suite 101

Naples, Florida 34110

March 20, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director, Greg Dundas, Attorney-Advisor, Celeste M. Murphy, Legal Branch Chief

Re:	HealthLynked Corp.
Registration Statement on Form S-1
Submitted March 13, 2017
File No. 333-215963

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HealthLynked Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on March 22, 2017, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Company may not assert staff comments and the declaration of effectiveness of this Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HEALTHLYNKED CORP.

By:	/s/ Michael Dent
Name:	Michael Dent
Title:	Chief Executive Officer